Exhibit 99.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director / person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

(1)	Name of the issuer

MITCHELLS & BUTLERS PLC

(2)	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i)

(3)	Name of person discharging managerial responsibilities / director

ADAM FOWLE

(4)	State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person

AS ABOVE

(5)	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

(6)	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 7.0833P SHARES

(7)	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

ADAM PETER FOWLE

(8)	State the nature of the transaction

PURCHASE BY THE ISA MANAGER OF SHARES THROUGH THE AUTOMATIC REINVESTMENT OF DIVIDENDS RECEIVED UNDER A STANDING DISCRETION GIVEN TO THE ISA MANAGER

(9)	Number of shares, debentures or financial instruments relating to shares acquired

7 SHARES

(10)	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NEGLIGIBLE

(11)	Number of shares, debentures or financial instruments relating to shares disposed

NOT APPLICABLE

(12)	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NOT APPLICABLE

(13)	Price per share or value of transaction

517P PER SHARE

(14)	Date and place of transaction

LONDON, 30 JUNE 2006

(15)	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,904 SHARES, PERCENTAGE NEGLIGIBLE

(16)	Date issuer informed of transaction

3 JULY 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes

(17)	Date of Grant

(18)	Period during which or date on which it can be exercised

(19)	Total amount paid (if any) for grant of the option

(20)	Description of shares or debentures involved (class and number)

(21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(22)	Total number of shares or debentures over which options held following notification

(23)	Any additional information

NONE

(24)	Name of contact and telephone number for queries

VICTORIA PENRICE, 0121-498-6514

Name and signature of duly authorised officer of issuer responsible for making notification VICTORIA M PENRICE 3 JULY 2006